Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Oregon
(the "Trust") was held on May 17, 2005. The holders of shares representing 83% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee					For		Withheld

		Gary C. Cornia		$368,267,326		$1,819,980
		James A. Gardner		$368,418,828		$1,668,490
		Diana P. Herrmann		$368,278,891		$1,808,415
		Edmund P. Jensen		$368,493,729		$1,593,577
		Timothy J. Leach		$367,976,563		$2,110,743
		John W. Mitchell		$368,035,304		$2,052,014
		Ralph R. Shaw		$368,285,981		$1,801,326
		Nancy Wilgenbusch		$368,508,267		$1,689,028

2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

		For				Against		Abstain

		$364,927,341		$883,440		$4,276,525